

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2024

Christopher Fenimore
Chief Financial Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

> **Re: Regeneron Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 5, 2024**
> **File No. 000-19034**

Dear Christopher Fenimore:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences